Exhibit 107

FEE TABLE FOR

FORM N-14

Calculation of Filing Fee Tables

N-148C

(Form Type)

Logan Ridge Finance Corporation

(Exact Name of Registrant as Specified in Governing Instruments)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities
Fees to Be Paid	—	—	—	—	—	—	—	—
Fees Previously Paid	Debt	Notes	457(f)	$50,000,000	100%	$50,000,000	0.0000927	$4,635

Carry Forward Securities
Carry Forward Securities	—	—	—	—	—	—	—	—	X	X	X	X
	Total Offering Amounts					X		$4,635
	Total Fees Previously Paid							X
	Total Fee Offsets							X
	Net Fee Due							$4,635

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